Exhibit 99.6

State Attorney’s Office for Florida’s Eighth Judicial Circuit Automates
Digital Evidence Management with NICE Justice

The AI-powered solution will allow the office to redirect more time and effort into prosecuting cases through digital evidence management automation

Hoboken, N.J., July 23, 2024 – NICE (Nasdaq: NICE) today announced that the Florida’s State Attorney's Office for the Eighth Judicial Circuit will be deploying NICE Justice digital evidence management, one of the AI-powered solutions in NICE’s Evidencentral platform, to move cases through the criminal justice system faster. Through its deployment of NICE Justice, the State Attorney's Office, under the leadership of State Attorney Brian S. Kramer, aims to redirect more time, energy and effort into prosecuting cases by automating its management of growing digital evidence. The Office handles approximately 18,000 felony, misdemeanor and juvenile cases annually.

The cloud-based NICE Justice solution digitally transforms how prosecutors’ offices manage discovery, receive and share digital evidence, and create their work product and trial exhibits. Freed from dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, attorneys and staff can focus on building and presenting compelling cases. NICE Justice features built-in AI and automation capabilities for managing digital evidence that include automated case building, object detection, video and audio transcription and translation, optical character recognition (OCR), analytics and finding evidence and case connections.

Brian S. Kramer, State Attorney for the Eighth Judicial Circuit, said, “With NICE Justice, our attorneys and staff will be able to redirect more time, energy and effort into prosecution-oriented activities, instead of managing digital evidence. In addition to supporting successful prosecutions, NICE Justice is going to help us move cases through the criminal justice system faster. Everyone benefits from timelier justice, including courts, defendants and victims, and communities and taxpayers as well.”

Chris Wooten, Executive Vice President, NICE, said, “Whether you are prosecuting cases or defending clients, digital evidence is central to the truth. But as evidence volume and complexity grows, managing it the same old way is bogging everyone down. Whether trying to win criminal cases or defend them, with NICE Justice, everyone in the criminal justice system can work more efficiently and make decisions based on the full set of facts.”

Staffed by 41 prosecutors and 80 support staff, the State Attorney's Office for the Eighth Judicial Circuit has been inundated by rapidly expanding digital evidence. The Office received 26,000 evidence files per month in 2023, a 24 percent increase over the prior year. Complicating matters further, the Office works with 26 law enforcement partners who use different methods and evidence systems, requiring Office staff to manually download, upload, transfer, or import evidence in various inefficient ways.

NICE Justice will standardize and automate how the Office manages this growing volume of digital evidence, starting with evidence intake. Law Enforcement agencies can now upload their digital evidence to the cloud through a single, secure online portal. NICE Justice also integrates with various shared drives, case management, in-car, and body-worn video systems to automatically ingest and deposit evidence into the correct digital case folders, where it is immediately accessible for viewing.

In addition to boosting efficiency, NICE Justice will enable assistant state attorneys and staff to meet tight discovery deadlines and produce a better product for successful prosecution of cases. The solution features built-in capabilities for transcoding and redacting video, creating clips, inserting annotations, organizing images, transcribing audio and video, sequencing evidence on timelines, and digitally sharing evidence with defense attorneys in a single click.

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the State Attorney's Office for the Eighth Judicial Circuit
Under the leadership of State Attorney Brian Kramer, the State Attorney’s Office for the Eighth Judicial Circuit (Florida) prosecutes felony, misdemeanor and juvenile crimes within the counties of Alachua, Baker, Bradford, Gilchrist, Levy and Union, which cover 4,300 square miles and geographically span from the Gulf Coast to the Georgia border. Staffed by 41 prosecutors and 80 support staff, the Office serves a population of 415,000 constituents. The Eighth Judicial Circuit is one of twenty trial court circuits in the State of Florida. More info at https://www.sao8.org/.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.